April 1, 2006

Board of Directors
Michael Sullinger
eTotalSource, Inc
1510 Poole Blvd
Yuba City, CA 95993

Michael,

Please accept my resignation as the Chief Financial Officer and Director of eTotalSource as of 30 days from the date above. I believe it is time for me to move on to other avenues in my life.

In regards to my back-pay and deferred pay, I am requesting the following:

1. If and when the company is able, I would like to be paid a lump sum of $15,000 in 5 separate payroll checks and then paid a paycheck on the regular paydays from my back-pay, which is approximately $91,500 as of April 1, 2006.

2. When that is exhausted, please begin paying me a regular paycheck from the deferred pay account on the regular paydays, which is a total of $137,966.69. From that total, I am forfeiting $65,966.69, leaving a balance of $72,000 to be paid.

3. I am forfeiting all vacation pay that has accrued, which is a total of $16,400.

Sincerely,

Virgil Baker